SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

GENERAL SHAREHOLDERS’ MEETING

Portugal Telecom, SGPS, S.A.

To be held on January 12, 2015

Proposal of the Board of Directors

The Board of Directors, pursuant to article 373, no. 3 of the Portuguese Companies Code (Código das Sociedades Comerciais) and article 182, no. 3 of the Portuguese Securities Code (Código dos Valores Mobiliários) proposes that shareholders consider the sale of all of the share capital of PT Portugal, SGPS, S.A. to Altice and to deliberate on its approval on the terms proposed by Oi, S.A.

The Board of Directors

Lisbon, December 15, 2014.

Information Statement regarding the General Shareholders’ Meeting scheduled for January 12, 2015 at the request of Oi, S.A.

December 15, 2014

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation No. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

IMPORTANT NOTICE TO SHAREHOLDERS

This Information Statement contains forward-looking statements (“forward-looking statements”). These forward-looking statements do not refer to historical facts, and include statements regarding the prospects and expectations for Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or “PT”), business strategies, synergies and cost savings, future costs and future liquidity. The terms “will,” “will be,” “should,” “could,” “may,” “should be,” “could be,” “may be,” “estimates,” “has as an objective,” “targets,” “anticipates,” “believes,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “foretells,” “projects” and “points to” and other similar expressions attributable to Portugal Telecom are intended to identify forward-looking statements, which are necessarily subject to a number of risks and uncertainties, both known and unknown. These statements are based on various assumptions and factors, including general economic, market and industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. In this context, the outcome of Portugal Telecom’s operations that is effectively achieved could differ significantly from its current objectives, whereby the shareholders must take into account all the qualifications made in relation to these forward-looking statements. Any forward-looking statements attributable to Portugal Telecom, entities affiliated with Portugal Telecom, or persons acting on behalf of Portugal Telecom or one of its affiliates, are expressly qualified in their entirety by the cautionary statements set forth in this notice. You are hereby advised not to place undue reliance on such statements. Forward-looking statements speak only as of the date they are made and the company is not under obligation to update them to reflect new information or future events or developments. Except as required under the U.S. federal securities laws and the rules and regulations of the Securities and Exchange Commission (the “SEC”) or of regulatory authorities in other applicable jurisdictions, Portugal Telecom and its affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Portugal Telecom makes with regard to the General Shareholders’ Meeting in reports and communications filed with the SEC.

This Information Statement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This Information Statement contains information with respect to (1) the proposed merger of shares (incorporação de ações) between Oi, on the one hand, and Telemar Participações, S.A. (“TmarPart” or “CorpCo”), on the other hand, and/or (2) an alternative structure under analysis to the proposed merger (fusão por incorporação) of Portugal Telecom with and into CorpCo. In the context of the Business Combination (as defined below), CorpCo or one of its affiliates plans to file, and Portugal Telecom may also file, with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Portugal Telecom and/or Oi, as applicable (other than non-U.S. persons as defined in the applicable rules of the SEC), and (2) other documents regarding the proposed Business Combination. We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed Business Combination. Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the SEC’s website at www.sec.gov or from Portugal Telecom, Oi or CorpCo.

Investors are also urged to read Portugal Telecom’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Portugal Telecom with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Portugal Telecom with the SEC are available without charge from the SEC’s website at www.sec.gov and at Portugal Telecom’s principal executive offices at Av. Fontes Pereira de Melo, 40, 1069-300, Lisbon, Portugal.

The description of the terms of the agreements between Portugal Telecom and Oi for proceeding with the Business Combination provided in this Information Statement is a summary, which is provided for informational purposes only.

Portugal Telecom may update this Information Statement or provide additional information to the shareholders using other means prior to the General Shareholders’ Meeting.

Contents

1.	Introduction	4

2.	The Sale Proposal	5

3.	The Business Combination, Oi Capital Increase and the Rio Forte Investments S.A. Investments	7

3.1.	The Business Combination	7

3.2.	The Oi Capital Increase	8

4.	The agreement on the terms for proceeding with the Business Combination	9

5.	The Tender Offer	11

6.	Risk factors and Warnings	14

7.	Final considerations	18

7.1.	Submission to and Approval of Shareholders	18

7.2.	Voting Procedures for Holders of ADSs	18

7.3.	Incorporation by reference	19

1.                           Introduction

On January 12 2015, a general meeting of the shareholders of Portugal Telecom (the “General Shareholders’ Meeting”) will be held, where a proposal from the Board of Directors will be presented, under the rules contained in paragraph 3 of article 373 of the Portuguese Commercial Companies Code (Código das Sociedades Comerciais) (“CCC”) and article 182 of the Portuguese Securities Code (Código de Valores Mobiliários) (“Portuguese Securities Code”), whereby shareholders of Portugal Telecom (the “Shareholders”) will be requested to consider authorizing, or not, the sale of PT Portugal (the “Sale”) to Altice S.A. (“Altice”) under the terms proposed by Oi, S.A. (“Oi”).

This information statement (“Information Statement”) provides Shareholders with information that may be important in analyzing the terms and conditions of the Sale and its potential effects on the Business Combination (as defined below).

As a result of the preliminary announcement (the “Preliminary Announcement”) by the company Terra Peregrin — Participações SGPS, S.A. (the “Offeror”) on November 9, 2014, of the general and voluntary public tender offer (the “Tender Offer”) for the acquisition of all of the common shares and category A shares representing all the capital stock and voting rights of Portugal Telecom (the “Shares”), including those shares of Portugal Telecom’s capital stock underlying American Depositary Receipts (“ADRs”), the Board of Directors of Portugal Telecom is currently subject to special duties for the protection of this transaction, prominent among which is the duty of neutrality.

The General Shareholders’ Meeting of Portugal Telecom held on September 8, 2014 approved, under the terms proposed by the Board of Directors, the continuation of the Business Combination (as defined below).

In August 2014, the Board of Directors of Portugal Telecom submitted its proposal to continue with the Business Combination, for consideration at the General Shareholders’ Meeting held on September 8, 2014, on the following terms:

“The Board of Directors of Portugal Telecom believes that the agreed terms of the agreements with Oi to be considered by the shareholders of Portugal Telecom are the best terms that Portugal Telecom could have negotiated with Oi and offer three main potential advantages: (i) enabling the continuation of the Business Combination (as defined below); (ii) providing the necessary time to try to minimize the loss of value of the Rioforte Investments (as defined below) and enabling PT to repurchase shares of Oi/CorpCo through the exercise of the Call Option (as defined below); and (iii) avoiding litigation with Oi.”

Within this context of prior approval of the continuation of the Business Combination at the General Shareholders’ Meeting of Portugal Telecom and the pending Tender Offer, the request by Oi, S.A. for approval of the Sale would always need to be presented for consideration at the General Shareholders’ Meeting of Portugal Telecom.

2.                           The Sale Proposal

On December 4, 2014, the Board of Directors of Portugal Telecom  received the following “Solicitation” from Oi:

“Considering that the sale option is the best of the potential options evaluated by the Company, Oi requests that Portugal Telecom SGPS SA forward the matter to its competent corporate bodies with a view to approving the sale of PT Portugal to Altice/CTT at the values and under conditions that are the same or better than those proposed, delegating powers to Oi’s Executive Committee to establish the format of the transaction, based on its evaluation of the most advantageous structure, and to take the necessary measures for its conclusion.”

On December 9, 2014, the Board of Directors of Portugal Telecom received the following communication from Oi:

“Pursuant to the documentation we have sent to you, last Friday, December 5th, 2014, with the grounds  of Board of Directors of Oi, SA’s resolution to approve the sale of PT Portugal, SGPS, S.A., subject to the approval of the corporate bodies of Portugal Telecom, SGPS, S.A. (“PT SGPS”), and the request made to such corporate bodies to take the appropriate decisions considering the existing agreements, please find enclosed herewith the information to be made available at the General Meeting of Shareholders, should you decide to make such call.

The documentation enclosed herewith is provided to PT SGPS in order to be made available to its shareholders, under the terms and for the purposes set forth in article 289 of the Companies Code and article 21-C of the Securities Codes, with the purpose to allow the Shareholders to be able to make an informed decision in accordance with the applicable legal rules and, therefore, you are hereby expressly authorized to use it as preparatory information under the terms of the mentioned legal rules.”

This letter is accompanied by a document entitled  “Information to include in the Information statement executed according to the terms and for the purposes of article 289 of the Commercial Companies Code and of article 21-C of the Securities Code, contained in the information prior to the General Shareholders’ Meeting of Shareholders of Portugal Telecom, SGPS, S.A.” (hereinafter “Oi Preparatory Information”), which is Oi’s exclusive responsibility, and which is attached as Annex I in this Information Statement .

The terms of the proposed Sale, as communicated to Portugal Telecom by Oi, in accordance with the document attached as Annex I, are as follows:

•             With the acceptance of the offer made by Altice, and as already disclosed to the market, an exclusivity agreement was entered into between Oi and Altice, valid for a period of 90 days commencing on November 30, 2014, in order to allow the completion of the acquisition process, including the execution of the relevant contractual agreements.

•             Under the terms of the agreement reached between the parties, the acquirer will be Altice Portugal, S.A. and its obligations will be jointly and severally guaranteed by Altice, S.A. its parent company, whose headquarters are in Luxembourg.

•             The object of the sale consists of the shares representing all the share capital and voting rights of PT Portugal.  Prior to the consummation of the sale and as a condition precedent to its closing, a corporate reorganization is expected to occur, in order to specify the businesses that will be sold and to segregate the investments of PT Portugal that will not be sold, including investments in Africatel GmbH & Co. KG, in Timor Telecom S.A. and the investments held by PT Portugal in Rio Forte Investments S.A. (which are subject of an exchange by Portugal Telecom for shares of Oi, which is still subject to approval by the Brazilian Securities Commission), as well as all or part of the indebtedness to PT Portugal.

•             Oi will sell to Altice all of the shares issued by PT Portugal for an enterprise value corresponding to €7.4 billion, with cash and debt adjustments, including an expected earn-out provision mentioned below.  The price to be paid by Altice will be subject to adjustments customarily adopted in similar transactions, in accordance with PT Portugal’s cash position on the date of execution/closing of the transaction.

•             The purchase and sale agreement, in addition to the base price, includes an earn-out provision in the amount of €500 million if a certain revenue target is achieved.

•             The purchase and sale agreement includes representations and warranties that are common in this type of transaction and are subject to the approval of the competent regulatory authorities, such that the Sale may be consummated only after such approvals are obtained.

•             The general terms of the purchase and sale agreement were approved by the Board of Directors of Oi and contain a condition precedent that the contract will become fully effective, pursuant to Art. 270 of the Brazilian Civil Code, only when approval by the relevant governing bodies of Portugal Telecom is obtained.  Therefore, the agreement will become fully effective only with such approval.  The inclusion of this condition precedent is intended to ensure full compliance with all the rights and obligations contained in the existing shareholder agreements between Portugal Telecom and the shareholders of Oi.

Oi’s solicitation and the respective Supporting Documents, including the Oi Preparatory Information, mentioned above constitute Annex I to this Information Statement and are an integral part of it.

Shareholders are invited to read Annex I to this Information Statement in order to inform themselves for purposes of participating and deliberating at the General Shareholders’ Meeting scheduled for January  12, 2015.

3.                           The Business Combination, Oi Capital Increase and the Rio Forte Investments S.A. Investments

3.1.                  The Business Combination

Following the memorandum of understanding disclosed to the market on October 2, 2013 (the “Memorandum of Understanding”), Portugal Telecom, Oi and the main shareholders of both companies announced their intention to implement a combination of the businesses of Portugal Telecom and Oi (the “Business Combination”) into a single, listed company governed by the laws of Brazil, which has now been determined to be CorpCo.

The Business Combination transaction, as initially considered, involved three principal steps:

•             A first step involving a share capital increase of Oi (the “Oi Capital Increase”), completed on May 5, 2014, with the issuance of common shares and preferred shares in a subscription offer totaling R$8,250 million in cash, including the proceeds resulting from the exercise of the greenshoe option, and the issuance of common shares and preferred shares to Portugal Telecom in exchange for Portugal Telecom’s transferring to Oi (i) all of Portugal Telecom’s operational assets, except for interests held directly or indirectly —through Bratel Brasil, SA (“Bratel Brasil”) and PTB2 SA (“PTB2”) - in Oi, Contax Participações, SA, and Bratel BV, and (ii) substantially all of Portugal Telecom’s liabilities at the time of transfer, which the valuation report valued at a net value (i.e. assets minus liabilities) of R$5,709.9 million. Concurrently with the Oi Capital Increase, Portugal Telecom subscribed, through its Brazilian subsidiaries, for convertible debentures issued by companies within the chain of control of AG Telecom Participações SA (“AG Telecom”) and of LF Tel SA (“LF Tel”), and these companies subscribed for convertible debentures of TmarPart. All of such debentures have been converted, and, as a result,  Portugal Telecom acquired an additional stake in these companies within the chain of control of AG Telecom and LF Tel and, indirectly, in TmarPart and Oi;

•             A second step involving a Brazilian law incorporation of shares (the “Merger of Shares”), pursuant to which, subject to the approval of holders of Oi and CorpCo common shares, all Oi shares, other than those held by CorpCo, would be exchanged for CorpCo common shares, with Oi thereby becoming a wholly-owned subsidiary of CorpCo. At the same time, CorpCo would become listed on the Novo Mercado segment of the BM&FBOVESPA, SA — Bolsa de Valores, Mercadorias e Futuros (the “BM&FBOVESPA”). Concurrently with the Merger of Shares, the control structure of CorpCo was expected to be simplified through the corporate reorganization of the various holding companies having direct and indirect shareholder interests in CorpCo, as a result of which, among other effects,  Portugal Telecom would directly hold the Oi shares corresponding to its indirect interest in CorpCo (the “Corporate Reorganization”); and

•             A third step involving the later merger through incorporation, under Portuguese and Brazilian law, of Portugal Telecom by and into CorpCo, with the latter being the surviving company (the “Merger”), and as a result of which the shareholders of Portugal Telecom would receive a total amount of shares of CorpCo equal to the amount of shares of that company held by Portugal Telecom immediately prior to the Merger. The shares of CorpCo, the entity resulting from abovementioned transactions, would be listed on the Novo Mercado segment of the BM&FBOVESPA, on the NYSE Euronext Lisbon regulated market (“Euronext Lisbon”), and on the New York Stock Exchange (“NYSE”).

The transaction was thus characterized as a friendly merger, and it was left to the management of both companies (which included certain members exercising management positions at both companies as a result of the cross-shareholdings between the companies) to implement such transactions, subject to approval by the shareholders at general meetings. With respect to Portugal Telecom, the first and third steps of the Business Combination were to be subject to the approval of Portugal Telecom’s shareholders at general meetings.

3.2.                 The Oi Capital Increase

In the context of the Business Combination, the Oi Capital Increase has already taken place, whereby, as expected, part of the new shares issued by Oi were subscribed by Portugal Telecom through a contribution in kind corresponding to all of the shares of PT Portugal, a company that held all the operational assets corresponding to the businesses of the companies of the Portugal Telecom group (“Portugal Telecom Group”) (with the exception of the interests held, directly or indirectly, in Oi, Contax Participações, SA, and Bratel BV) and the respective liabilities on the date of their contribution (“PT Assets”). The PT Assets were contributed based on the value set forth in a proposal of the Board of Directors of Oi to the general meeting of Oi’s shareholders based on a valuation report issued by an independent, specialized institution - Banco Santander (Brasil) SA, engaged by Oi for that purpose — in accordance with applicable Brazilian legislation, which valuation report was approved at the Oi general shareholders’ meeting held on March 27, 2014.

Given its importance,  Portugal Telecom’s subscription to the Oi Capital Increase was subject to and approved by the shareholders of  Portugal Telecom at a general shareholders’ meeting.

Upon completion of the Oi Capital Increase, Oi became a company with significant presence in the principal segments of the telecommunications markets in Portugal and Brazil, while at the same time holding the interests previously held by  Portugal Telecom in Africa.

On March 27, 2104, the general meeting of Oi’s shareholders approved the aforementioned valuation report and the contribution of the PT Assets to Oi, which assets were valued at R$5,709.9 million - corresponding to €1,750 million, using the conversion rate from Reais to Euros on February 20, 2014 (that is, R$3.2628 per Euro), as set forth in the previous agreements - the amount for which the general shareholders’ meeting of Portugal Telecom, also held on March 27, approved the contribution of the PT Assets in the context of the Oi Capital Increase.

The Oi Capital Increase was completed on May 5, 2014, where Portugal Telecom subscribed for 1,045,803,934 common shares and 1,720,252,731 preferred shares of Oi in exchange for the contribution of all of the shares of PT Portugal, owner of the PT Assets. As a result, Portugal Telecom currently owns, as its sole material asset, a direct and indirect interest of 39.7% of Oi’s share capital, including 39.0% of the voting share capital (excluding indirect interests through TmarPart, AG Telecom and LF Tel in Oi).

3.3.         Rio forte Investments

The PT Assets contributed by Portugal Telecom in the context of the Oi Capital Increase included a creditor position with respect to Rio Forte Investments, SA (“Rioforte”) — a company within the Espírito Santo Group (“GES”) — corresponding to certain short-term investments subscribed for or acquired by two companies which at the time were wholly-owned subsidiaries of Portugal Telecom — namely, PT Portugal and Portugal Telecom International Finance, B.V. (“PTIF”) — in the aggregate amount of €897 million, as further detailed below (the “Rioforte Investments”).

The maturity date of the Rioforte Investments held by the said subsidiaries occurred, with respect to the amount of €847 million, on July 15 2014, and with respect to the additional amount of €50 million, on July 17, 2014.

Rioforte failed to repay the amounts due under the Rioforte Investments on their respective maturity dates, and on July 22 and 24, 2014, the additional grace periods during which the payment of the Rioforte Investments due on July 15 and 17, respectively, could have been made, also lapsed without the amounts due having been paid.

These events relating to the Rioforte Investments led to an impasse, which led to an agreement on the terms under which continue with the Business Combination.

4.                           The agreement on the terms for proceeding with the Business Combination

On July 28, 2014, Portugal Telecom and Oi defined the terms of the principal definitive agreements (the “Definitive Agreements”) that, after approval by the General Shareholders’ Meeting of Portugal Telecom of the execution of the agreements to be entered into with Oi for proceeding with the implementation of the Business Combination with the necessary adjustments, and after approval of the board of directors of Oi, were entered into between, on the one hand, Portugal Telecom, and on the other hand, PTIF and PT Portugal (collectively, the “Oi Subsidiaries”), as well as with Oi and CorpCo, and the purpose of which is to establish the terms and conditions in which the transactions agreed upon between Oi and Portugal Telecom for proceeding with the second step of the Business Combination, including the Merger of Shares and the Corporate Reorganization, may be enacted. The Definitive Agreements are governed by Brazilian law.

At the General Shareholders’ Meeting of Portugal Telecom held on September 8, 2014, the continuation of the Business Combination between Portugal Telecom and Oi was approved, with the necessary changes to what was initially announced and subject to the satisfaction of the applicable conditions precedent, through the completion of the Definitive Agreements.

Also on September 8, 2014, following the General Shareholders’ Meeting approval, the Definitive Agreements were executed, with effectiveness subject to the approval of the exchange described below by the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários), which approval is still pending.

The Definitive Agreements provide for (i) an exchange pursuant to which Portugal Telecom will acquire the Rioforte Investments from the Oi Subsidiaries, and in exchange, Portugal Telecom will transfer to the Oi Subsidiaries common and preferred shares issued by Oi (or by CorpCo, if the exchange is implemented after the Merger of Shares); and (ii) the Oi Subsidiaries will grant Portugal Telecom a call option to acquire Oi shares.

The Definitive Agreements, together with the documents already executed, provide that, subject to the approval of the general meeting of the respective shareholders, (i) the control structure of CorpCo be simplified through the corporate reorganization of the various holding companies having direct and indirect shareholder interest in CorpCo, as a result of which, among other effects, Portugal Telecom would directly hold the Oi shares corresponding to its indirect interest in CorpCo (i.e., the Corporate Reorganization referred to above); and (ii) all of the shares of Oi be incorporated into CorpCo, through which the common shares and preferred shares of Oi would be exchanged for common shares of CorpCo, and Oi would become a wholly-owned subsidiary of CorpCo (the Merger of Shares, also discussed above).

As previously disclosed by Portugal Telecom, the Board of Directors of Portugal Telecom is currently analyzing an alternative structure to the Merger.

The alternative structure under analysis would enable upholding all the principles of the initial agreements regarding the CorpCo shares held by Portugal Telecom after the consummation of the Exchange. Accordingly, subject to the approval of the shareholders of Portugal Telecom at a general shareholders’ meeting to be convened specifically for that purpose, such alternative structure to the Merger would allow the parties to achieve the goal of unifying the shareholder bases of the two companies in the most prompt and efficient manner possible, such that Portugal Telecom shareholders would receive, as soon as possible after the Merger of Shares and the migration of CorpCo to the Novo Mercado segment, the CorpCo shares that Portugal Telecom would hold upon implementation of the Exchange, corresponding to approximately 25.6% of CorpCo’s share capital (adjusted for treasury shares).

The Definitive Agreements and the alternative structure under analysis would permit the preservation of the objectives of the Business Combination as originally announced, namely:

•             Achieving the announced synergies resulting from Corporate Reorganization;

•             Integration of the shareholder bases of CorpCo, Oi, and Portugal Telecom as holders of a single class of common shares traded on the Novo Mercado segment of the BM&FBOVESPA, the Euronext Lisbon, and the NYSE;

•             Diffusion of the CorpCo shareholder base, which, following the consummation of the Business Combination, would not have any shareholders or shareholder groups bound by shareholder agreements holding the majority of its voting rights;

•             Adoption of the enhanced corporate governance practices of the Novo Mercado segment of the BM&FBOVESPA; and

•             Promotion of greater liquidity of the shares traded on these markets.

The terms and conditions of the Definitive Agreements were disclosed for purposes of the General Shareholders’ Meeting of September 8, 2014, in the Information Statement dated August 13, 2014, available in Portuguese on the website of CMVM at www.cmvm.pt and in English on the website of the SEC at www.sec.gov, respectively.

According to the Oi Preparatory Information attached as Annex I to this Information Statement, prepared and presented by Oi, soliciting Portugal Telecom’s consent for the sale of PT Portugal “even with the sale of PT Portugal, a large part of the foreseeable gains from the combination would continue to exist.”

In the same document, Oi highlights that:

“In the business combination Oi/PT, potential synergies were valued at R$ 5.5 billion. Even with the sale of PT Portugal, a very significant part of this amount, is maintained, generating value for Oi’s shareholders and consequently also for PT SGPS and its shareholders. These synergies are of three kinds: financial, process improvement and procurement.

In the financial synergies, tax gains generated through utilization of existing goodwill are kept in the holding companies of the group. With regard to process improvements, almost all projects have already been implemented at Oi in areas such as sales, logistics, operations and terminal equipment and therefore the gains are being realized and will be retained. As far as procurement is concerned, the gains from the use of best practices and new contracting models will remain.  [. . .]

VI. The next steps of the business combination will be executed and will continue generating shareholder value for both Oi and PT SGPS

The integration of the shareholders’ bases into a single class of shares with the migration to the “Novo Mercado” and the creation of a dispersed shareholder structure will be a relevant foundation for creation of value to the shareholders of Oi and PT SGPS, which will become shareholders of one single entity, CorpCo.

Besides guaranteeing the full alignment of interests, with the migration to the “Novo Mercado” the Company will attain the highest governance standards. That will increase shareholder´s confidence in the management team while amplifying the visibility of the Company in the international capital markets, increasing investor’s appetite for its tradable securities.”

The text cited above is an excerpt of the Oi document that is attached as Annex I to this Information Statement, which was not prepared by Portugal Telecom or its Board of Directors but is provided, as is the rest of this Information Statement, at Oi’s request.  This text, including the forward-looking statements, has not been verified by Portugal Telecom or by its Board of Directors.  See section 6 (“Risk factors and Warnings” below).

5.                           The Tender Offer

On November 9, 2014, the Offeror published the Preliminary Announcement of the launch of the Tender Offer for the acquisition of all of the shares representing the share capital of Portugal Telecom at a per share price of €1.35.

On December 9, 2014, having analyzed the draft prospectus and the draft launch announcement of the Tender Offer (“Draft Prospectus” and “Draft Launch Announcement,” respectively, and, together, the “Tender Offer Documents”), which was the subject of the Preliminary Announcement presented by Offeror, under the terms and for purposes of paragraph 1 of article 181 of the Portuguese Securities Code, the Board of Directors of Portugal Telecom commented about the opportunity and conditions of the Offer in its Report of the Board of Directors about the opportunities and conditions of the Offer by the Offeror (the “Report”), which is available in Portuguese on the CMVM website at www.cmvm.pt and in English on the SEC website at www.sec.gov.

Without dispensing with the need to read the entire Report, the “Summary of the conclusion of the Board of Directors” contained in the Report is reproduced below:

“Summary of the conclusion of the Board of Directors

Aware of some of the limitations in the Tender Offer Documents, as further detailed in the current report, the Board of Directors understands that the Offeror’s intended goals are not sufficiently clear in this Tender Offer.

The report also identifies some deficiencies of the Tender Offer Documents received, since they are incomplete and imprecise, without complying, in some aspects, with the legal requirements regarding the quality of information, are unclear in relevant aspects, namely concerning the financing of the Tender Offer as well as identification of the Offeror and entities to whom the corresponding control can be attributed, and, thus, making it impossible for the Board of Directors to adopt, at this stage, a more substantiated position about some of the terms of the Tender Offer.

In summary, after analyzing the Tender Offer Documents, the Board of Directors considers the following:

•             The offered price of €1.35 (one Euro and thirty-five cents) does not reflect the intrinsic value of  Portugal Telecom, including the value arising from the potential growth of Oi in the medium and long-term resulting from the consolidation process in the Brazilian telecommunications market;

•             The consideration proposed by the Offeror does not comply with the price requirements provided in article 188 of the Portuguese Securities Code, and those requirements are not alternative to the consideration offered to justify the Offer to be considered equitable;

•             The Offeror has provided insufficient information about funding the proposed Tender Offer and about the corporate group in which the Offeror belongs to;

•             The Offeror establishes a set of conditions which are questionable (since the verification of one of them is dependent on a third party — Oi) and/or incomplete for the launch of the Tender Offer;

•             The Offeror contemplates a group of assumptions as potential bases for the amendment or cancellation of the Tender Offer, which should not be considered acceptable;

•             The Tender Offer has the effect of limiting Portugal Telecom’s power and action, creating a substantially artificial application of article 182 of the Portuguese Securities Code;

•             The opportunity of the Tender Offer is harmed by the limitations under which it is presented, not being clear the goals that the Offeror intends to proceed with the Tender Offer;

•             The Offeror has provided insufficient information about its strategic plans for Portugal Telecom;

•             The Offeror does not seem to give the Tender Offer the proper due care, especially with respect to the acquisition of ADRs and common shares of Portugal Telecom held by U.S. persons (for purposes of the applicable rules and regulations of the SEC”.

The Board of Directors prepared this report based on its best knowledge and conviction and on the information available on the date this report was prepared and while also taking into account the limitations of the Tender Offer Documents above mentioned and better described throughout this report. The position of the Board of Directors regarding the aspects described in this section, as well as regarding the opportunity and the terms of the Tender Offer, will be complemented as per the amendments to the Tender Offer Documents. This report may not substitute, under any circumstance, the individual judgment each shareholder must exercise in his/her decision-making process.

The Preliminary Announcement of the Tender Offer is available for consultation by any interested party at the website of the Portuguese Securities Commission (“CMVM”), which address may be found at www.cmvm.pt, and the website of PT, which address may be found at www.ptsgps.pt.”

The approval of the Sale by the General Shareholders’ Meeting may lead to the Offeror’s requesting authorization from the CMVM to revoke or amend the Offer under the terms of article 128 of the Portuguese Securities Code.

The Offeror, in the Tender Offer Documents, included as an assumption to launch the non-existence of resolutions on the sale or encumbrance of material assets.

As has already been mentioned in the Report:

“[T]he Offeror knows or should have known, since it had already been disclosed by Oi on the date the Offeror submitted the Tender Offer Documents to PT, through a notice dated 30 November 2014, that there is a PT Portugal sale process at an advanced stage, and it is best described in section 7.1 below, wherein, as stated above, the Offeror’s controlling shareholder declared its interest in taking part.

It is worth adding that identical considerations for the assumption in item 20, sub-item b) of the Draft Launch Announcement (and in item A.b) on page 36 of the Draft Prospectus) — that, without prior agreement with the Offeror, not to adopt deliberations regarding the disposal or encumbrance of relevant assets, by the competent Portugal Telecom bodies, and / or relevant companies, and / or its shareholder controlling companies, and / or other companies involved in the processes, disclosed or not,  that approve, for any reason, their sale or burden to any entity that is not within the Portugal Telecom domain or its group —, as well as others that may have the effect of enabling the Offeror to revoke or change the Tender Offer, if any decision is adopted by the competent bodies of Portugal Telecom such that it enables Oi towards selling PT Portugal.

Under article 128 of the Portuguese Securities Code, any Tender Offer change or revocation will only be possible if there is “any unpredictable and substantial change in circumstances that […] have given fundamental reasons to the decision to launch the Tender Offer, that exceed the risks inherent to the latter […].” Hence, the Tender Offer Documents should only defined assumptions in compliance with the legal requirements. However, and as demonstrated above, none of the above referenced assumptions are unpredictable, according to elements that were of public knowledge before the Preliminary Announcement.”

However, the CMVM could take an alternative view and, should the Offeror so request, the CMVM may authorize the revocation or amendment of the Tender Offer by the Offeror, in which case the authorization for the Sale by the Shareholders would lead to a loss of the opportunity for the sale of shares in the Tender Offer announced by the Offeror or, at least, the sale under the terms and conditions disclosed to the market.

6.                           Risk factors and Warnings

You should carefully consider the risks and warnings described below, together with all of the other information contained in this information statement. The events and circumstances described below could result in a significant or material adverse effect on the financial condition of Portugal Telecom and a corresponding decline in the market price of the ordinary shares of Portugal Telecom or the Portugal Telecom ADSs, as the case may be.

The documents that support the request for the authorization for the Sale that form Annex I to this Information Statement were prepared by Oi for which it is exclusively responsible.

These supporting documents contain forward-looking statements (“forward-looking statements”). These forward-looking statements do not refer to historical facts, and include statements regarding the prospects and expectations for Oi, business strategies, synergies and cost savings, future costs and future liquidity. The terms “will,” “will be,” “should,” “could,” “may,” “should be,” “could be,” “may be,” “estimates,” “has as an objective,” “targets,” “anticipates,” “believes,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “foretells,” “projects” and “points to” and other similar expressions attributable to Oi are intended to identify forward-looking statements, which are necessarily subject to a number of risks and uncertainties, both known and unknown. These statements are based on various assumptions and factors, including general economic, market and industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. In this context, the outcome of Oi’s operations that is effectively achieved could differ significantly from its current objectives, whereby the shareholders must take into account all the qualifications made in relation to these forward-looking statements. Any forward-looking statements attributable to Oi, entities affiliated with Oi, or persons acting on behalf of Oi or one of its affiliates, are expressly qualified in their entirety by the cautionary statements set forth in this notice. You are hereby advised not to place undue reliance on such statements. Forward-looking statements speak only as of the date they are made and the company is not under obligation to update them to reflect new information or future events or developments. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, Portugal Telecom and its affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Portugal Telecom makes on related subjects in reports and communications filed with the SEC.

Oi’s business is subject to significant operational and other risks, including those previously disclosed by Portugal Telecom, such as those set forth in the Information Statement, made available on March 11, 2014 on the website of Portugal Telecom at www.telecom.pt and the website of CMVM at www.cmvm.pt, relating to the extraordinary general shareholders’ meeting of Portugal Telecom held on March 27, 2014 and in “Item 3. Key Information—Risk Factors” in Portugal Telecom’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC. In addition, Oi’s business and the market price of its common shares and preferred shares are subject to risks relating to the implementation of the Business Combination and the risk that the Business Combination may not result in the benefits that the parties wish to achieve.

The approval of the Sale does not mitigate any of the risk factors related to the continuation of the implementation of the Business Combination on the terms approved by the General Shareholders’ Meeting held on September 8, 2014 would lead to, as better stated in Sections 6 and 7 of the Information Statement for that General Shareholders’ Meeting dated August 13, 2014 and available at www.cmvm.pt.

The Oi shareholder proposal that is submitted to the General Shareholders’ Meeting does not contemplate that the authorization of the Sale will have any consequences on the Definitive Agreements, for which reason there is no change in the current risks and warnings contained in Section 6 and 7 of the Information Statement dated August 13, 2014, and prepared for the purposes of the Portugal Telecom General Meeting of September 8, 2014, that decided to continue with the Business Combination.

The approval of the Sale could provide grounds for the Portuguese Securities Commission (CMVM) to authorize the Offeror to revoke or amend the Tender Offer.

The Offeror, in the Tender Offer, when the same was launched, assumed the non-existence of resolutions on the sale or encumbrance of material assets.

The Offeror knows or should have known, since it had already been disclosed by Oi on the date the Offeror submitted the Tender Offer Documents to Portugal Telecom, through a notice dated 30 November 2014, that there is a PT Portugal sale process at an advanced stage, and it is best described in section 7.1 of the Report, in which the Offeror’s controlling shareholder declared its interest in taking part.

It is worth adding that identical considerations for the assumption in item 20, sub-item b) of the Draft Launch Announcement (and in item A.b) on page 36 of the Draft Prospectus relating to the Tender Offer) — that, without prior agreement with the Offeror, not to adopt deliberations regarding the disposal or encumbrance of relevant assets, by the competent Portugal Telecom bodies, and / or relevant companies, and / or its shareholder controlling companies, and / or other companies involved in the processes, disclosed or not,  that approve, for any reason, their sale or burden to any entity that is not within the Portugal Telecom domain or its group —, as well as others that may have the effect of enabling the Offeror to revoke or change the Tender Offer, if any decision is adopted by the competent bodies of Portugal Telecom such that it enables Oi towards selling PT Portugal.

Under article 128 of the Portuguese Securities Code, any Tender Offer change or revocation will only be possible if there is “any unpredictable and substantial change in circumstances that […] have given fundamental reasons to the decision to launch the Tender Offer, that exceed the risks inherent to the latter […].” Hence, the Tender Offer Documents should only defined assumptions in compliance with the legal requirements. However, and as demonstrated above, none of the above referenced assumptions are unpredictable, according to elements that were of public knowledge before the Preliminary Announcement.”

However, the CMVM could take an alternative view and, should the Offeror so request, the CMVM may authorize the revocation or amendment of the Tender Offer by the Offeror, in which case the authorization for the Sale by the Shareholders would lead to a loss of the opportunity for the sale of shares in the Tender Offer announced by the Offeror or, at least, the sale under the terms and conditions disclosed to the market.

The valuation of PT Portugal reflected in the proposed terms of the Sale may not adequately reflect the value of the assets to be sold to Altice, and Portugal Telecom and its Board of Directors express no view as to that valuation and cannot predict whether Oi’s use of the consideration to be received in the Sale will provide value to shareholders of Portugal Telecom.

Portugal Telecom and its Board of Directors did not participate in the negotiation of the terms and conditions of the Sale of PT Portugal by Oi to Altice and express no view with respect to the valuation of the shares of PT Portugal reflected in those terms and conditions.  As described in section 1 of this Information Statement, the Board of Directors of Portugal Telecom is currently subject to a duty of neutrality in connection with the previously announced Tender Offer for all the shares of Portugal Telecom.  Portugal Telecom and its Board of Directors cannot predict whether or not the consideration to be received by Oi from Altice in the Sale will adequately compensate Oi for the assets to be sold to Altice and whether the use of the consideration received by Oi will provide more or less value to shareholders of Portugal Telecom than the assets of PT Portugal and the future performance of PT Portugal’s business would have provided.

Portugal Telecom and its Board of Directors cannot predict whether Oi’s objective of participating in the consolidation of the telecommunications industry in Brazil, through a transaction with TIM or otherwise, will provide the beneifits that Oi seeks.

Portugal Telecom and its Board of Directors cannot predict or control how Oi may use the consideration to be received in the Sale.  Oi has previously announced that it has engaged Banco BTG Pactual S.A. (“BTG Pactual”) to act as Oi’s agent to develop viable structure and funding alternatives that would enable Oi to be a leading player in the consolidation of the Brazilian telecommunications sector, particularly to develop a viable proposal for the acquisition of the shares of TIM Participações S.A. held by Telecom Italia (the “Transaction”). For this purpose, Oi has stated that BTG Pactual has been engaged in conversations with third parties with regard to a possible Transaction, including América Móvil, the controlling shareholder of Claro.  Oi has also stated that having discussions with other market participants that may be interested in the Transaction is one of BTG Pactual’s roles as Oi’s agent in the Transaction.  In connection with the Sale to Altice, Oi has also announced that it seeks to reinforce its financial capacity in order to maintain its objective of leading the consolidation movement in the Brazilian telecommunications market. In addition, the Oi Preparatory Information includes statements regarding the expected benefits of consolidation in the Brazilian telecommunications industry, including expected synergies from this consolidation.  Portugal Telecom and its Board of Directors cannot predict whether any acquisition, investment or other transaction that Oi may pursue in the future will prove successful or enhance the profitability of Oi or whether the consolidation in the Brazilian telecommunications industry will bring the synergies and other benefits that Oi expects.  In particular, Portugal Telecom and its Board of Directors cannot predict whether any use of the consideration for the Sale in any future transaction will provide more or less value to shareholders of Portugal Telecom than the assets of PT Portugal and the future performance of PT Portugal’s business would have provided.

The Business Combination may not result in the synergies and other benefits that Portugal Telecom, Oi and TmarPart seek to achieve.

The ultimate advantages which are expected to derive from the business combination of Portugal Telecom, Oi and TmarPart (the “Business Combination”), such as the achievement of economies of scale, the maximization of operational synergies, the reduction of operational risks, the optimization of efficient investments, the adoption of best operational practices, the increased liquidity for the shareholders of Portugal Telecom and Oi and the diversification of the shareholder bases of Portugal Telecom, Oi and TmarPart will depend upon, among other factors, TmarPart’s future performance, market conditions, investor interest in TmarPart’s securities, the retention of key employees, the successful integration of the companies, as well as the general economic, political and business conditions in Brazil, Portugal and other countries in which TmarPart operates. Portugal Telecom cannot guarantee that the benefits that Portugal Telecom, Oi and TmarPart seek to achieve through the Business Combination will be realized. The estimates of potential synergies from the Business Combination contained in this document should be read in the context of this risk factor.  These estimates were not prepared or verified by Portugal Telecom or its Board of Directors.  Any failure to achieve these synergies and the other benefits of the Business Combination could cause significant operating inefficiencies and affect the profitability of TmarPart and its consolidated subsidiaries, including Oi.

*            *            *

The need to subject the Sale of PT Portugal to Shareholder approval is a result, primarily, of article 182 of the Portuguese Securities Code as a result of the pending Tender Offer.

On the other hand, despite this being a management matter, the Board of Directors, given the material nature of the subject in question, would also submit the matter for deliberation by a General Shareholders’ Meeting of Portugal Telecom, under the terms of paragraph 3 of article 373 of the CCC. In addition, under the terms of article 72, item 5 of that Code, the directors are not liable towards the company when measures are based on shareholder resolutions, even if that resolution is voidable.

This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities. We are furnishing this Information Statement to shareholders and holders of ADSs of Portugal Telecom solely in connection with the Portugal Telecom extraordinary general shareholders’ meeting that will consider the Sale, and we provide information regarding the Business Combination, including the proposed alternative structure under analysis to implement the Business Combination, because the Sale will occur in the context of the Business Combination.

7.                           Final considerations

7.1.                  Submission to and Approval of Shareholders

Given the provisions on article 182 of the Portuguese Securities Code and the significance of the matters described above, the Board of Directors of Portugal Telecom present for approval of the Shareholders, pursuant to paragraph 3 of article 182 of the Portuguese Securities Code and paragraph 3 of article 373 of the CCC, the proposal of Oi for the Sale of the shares representing 100% of the share capital of PT Portugal on the terms referred to above in section 2.

The approval of the Sale on the terms described in this Information Statement could have a significant impact on the implementation of the Business Combination. Portugal Telecom Shareholders should consider the risks, uncertainties and advantages of the approval of the Sale on the terms proposed by Oi, as well as of its non-approval.

7.2.                  Voting Procedures for Holders of ADSs

In accordance with the provisions of the Deposit Agreement governing the American Depositary Shares (“ADSs”), which are evidenced by ADRs, registered holders of ADSs, or the “ADS Holders,” at the close of business (New York time) on December 21, 2014, or the “ADS Record Date,” will be entitled, subject to any applicable provisions of Portuguese law and the provisions of the Deposit Agreement and Portugal Telecom’s Articles of Association, to instruct Deutsche Bank Trust Company Americas, as depositary, or the “Depositary,” as to the exercise of the voting rights pertaining to the ordinary shares represented by such Holder’s ADSs.  A voting instruction form for ADS Holders accompanies this information statement for that purpose.

Upon the timely receipt of a properly completed voting instruction form on or prior to the deadline indicated by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under the provisions of the Deposit Agreement, and under the provisions of applicable law and of Portugal Telecom’s Articles of Association governing the ordinary shares, to vote or cause to be voted (in person or by proxy) the amount of ordinary shares represented by ADSs for which voting instructions are properly received in accordance with such voting instructions, including by aggregating, insofar as practicable, in blocks of 500 ADSs of various ADS Holders who have instructed the Depositary in identical manner as to the exercise of rights with respect to the matter to be voted upon.  Each ADS Holder is entitled under the Deposit Agreement to instruct the Depositary as to the exercise of one vote for each 500 ADSs held by such ADS Holder.

If you are an ADS Holder, we urge you to read the Depositary’s notice and the voting instruction form accompanying this Information Statement.

The Depositary shall not be liable for any failure to carry out any instructions to vote any of the ordinary shares, or for the manner in which such vote is cast, provided that such action or inaction is in good faith, or the effect of any such vote.

Discretionary Proxy Procedures Apply to the ADSs

If no voting instructions are received by the Depositary from an ADS Holder with respect to an amount of ordinary shares represented by such ADS Holder’s ADSs on or before the voting instruction deadline, the Depositary shall deem that ADS Holder to have instructed the Depositary vote or cause to be voted such ordinary shares in favor of any proposals supported by the Board of Directors of Portugal Telecom, or, when practicable and permitted, to give a discretionary proxy to a person designated by Portugal Telecom to vote that amount of shares represented by such ADSs for which timely instructions were not received, except that such instruction shall not be deemed to have been given and the Depositary shall not vote in favor of proposals supported by the Board of Directors nor give a discretionary proxy with respect to any matter as to which Portugal Telecom informs the Depositary that (1) Portugal Telecom does not wish to receive a discretionary proxy, (2) Portugal Telecom has determined that substantial opposition exists with respect to the action to be taken at the meeting or (3) the matter materially and adversely affects the rights of ADS Holders.

7.3.                  Incorporation by reference

Portugal Telecom and Oi are subject to the information reporting requirements of the Securities Exchange Act of 1934, or the “Exchange Act,” pursuant to which they must file reports and other information with the SEC. These materials may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of these materials may be obtained from the Public Reference Room upon payment of fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access these materials.

Portugal Telecom “incorporates by reference” information into this information statement, which means that Portugal Telecom discloses important information to you by referring you to those documents. The following information incorporated by reference in this information statement is considered to be part of this information statement:

•                  Oi’s Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 12, 2014;

•                  Oi’s Report on Form 6-K furnished to the SEC on November 13, 2014, which includes unaudited consolidated financial statements of Oi as of and for the three- and nine-month periods ended September 30, 2014 and 2013; and

•                  any future reports on Form 6-K or filings pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, that Portugal Telecom may furnish to the SEC after the date of this Information Statement and prior to the date of the Shareholders’ Meeting that are identified in such reports of filings as being incorporated by reference into this information statement.

We encourage you to review the reports that Portugal Telecom and Oi file with the SEC through the date of the Portugal Telecom extraordinary general shareholders’ meeting. We may provide updates to this information statement through those reports to the extent provided above. However, we do not expect to mail copies of those reports to you unless you request them.

Information that is incorporated by reference into this information statement after the date of this information statement will automatically modify and supersede the information included or incorporated by reference into this information statement to the extent that the subsequently filed information modifies or supersedes the existing information.

Annex I — Shareholder proposal presented by Oi, S.A.

To the Board of Directors of

Portugal Telecom, SGPS, S.A.

Rio de Janeiro, December 9 th, 2014

E-MAIL

Ref.                Resolution regarding the sale of PT Portugal, SGPS, S.A.

Dear Sirs

Pursuant to the documentation we have sent to you, last Friday, December 5th, 2014, with the grounds of Board of Directors of Oi, SA’s resolution to approve the sale of PT Portugal, SGPS, S.A., subject to the approval of the corporate bodies of Portugal Telecom, SGPS, S.A. (“PT SGPS”), and the request made to such corporate bodies to take the appropriate decisions considering the existing agreements, please find enclosed herewith the information to be made available at the General Meeting of Shareholders, should you decide to make such call.

The documentation enclosed herewith is provided to PT SGPS in order to be made available to its shareholders, under the terms and for the purposes set forth in article 289 of the Companies Code and article 21-C of the Securities Codes, with the purpose to allow the Shareholders to be able to make an informed decision in accordance with the applicable legal rules and, therefore, you are hereby expressly authorized to use it as preparatory information under the terms of the mentioned legal rules.

Yours faithfully,

On behalf of Oi, S.A.

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Information to include in the Information statement executed according to the terms and for the purposes of article 289 of the Commercial Companies Code and of article 21-C of the Securities Code, contained in the information prior to the General Shareholders’ Meeting of Portugal Telecom, SGPS, S.A.

I. Context

In May 2014 PT Portugal, SGPS, S.A. (“PT Portugal”) and its subsidiaries were contributed in Oi, S.A. (“Oi” or “Company”) in the capital increase. After the Rio Forte event, in 8 September 2014 the shareholders of PT SGPS, S.A. (“PT SGPS”) approved the agreements for the continuation of the next steps of the business combination, as follows:

• obtaining of the synergies resulting from the corporate reorganization; and

• integration of the shareholders’ bases into a single class of shares with the migration to the “Novo Mercado” and the creation of a dispersed shareholder structure, with the highest governance standards.

II. Since the business combination, important changes in the market modified the sector outlook

In August 2014, Telecom Italia and Telefónica began to dispute the possible acquisition of GVT in Brazil. A global success story in the field of alternative operators, GVT was the only fixed services company not yet integrated. The analysts are of the opinion that, for Telecom Italia, the acquisition of the company represented the opportunity to promote integration with TIM forming a group with a full range of fixed and mobile services that could compete at the same level with Telefónica and América Móvil´s offerings.

On 19 September 2014, the board of Vivendi approved the sale of GVT to Telefónica. Thus, TIM became the only non-integrated operator in the Brazilian market, without the future possibility of having a complete and convergent portfolio. Over the past few years, and as occurred in the Portuguese market, the provision of integrated services, having as central element Pay TV services and high-speed broadband has become an essential element for the competitiveness of telecom operators.

On the other hand, with a high level of leverage, Telecom Italia - controlling shareholder of TIM - has explored ways to reduce its debt by selling assets. The sale of Telecom Argentina and the structuring of a process for the sale of telecommunications towers in Italy and Brazil are some of the initiatives in this field.

Some telecommunications’ analysts point out that from the Telecom Italia’s shareholders point of view, a consolidation movement in the Brazilian market could solve these two problems: (i) in a potential sale of TIM, Telecom Italia would have enough cash flow to cope with its indebtedness level or (ii) in a merger process, TIM would have a better long-term perspective, becoming an integrated operator, and benefiting from synergies with additional cash flow. In this context, on 21 November 2014, and as publicly disclosed, the board of Telecom Italia authorized the management of the company to start an in depth analysis of a possible integration with Oi.

From the other operators’ point of view, consolidation is a movement that can bring balance to the market and improve return on investment. Compared to other countries, the Brazilian market has one of the largest investments per subscriber in the mobile network. While the average CAPEX per access is $ 5 in India, $ 27 in Africa and $ 52 in Latin America (excluding Brazil), in the Brazilian market each access requires an average investment in the mobile network of $ 78. The high taxation in network materials coupled with large geographic dispersion and a high network usage make the average investment in Brazil higher than other worldwide references. On the other hand, EBITDA of mobile services in Brazil is one of the lowest in

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the world, with an average of 31% (data as of June 2014) versus an average of 37% in Latin America, 38% in emerging countries and 39% in developed countries. The high level of competition increases the average market churn, contributing to reduced margins.

The consolidation would bring market rationalization by creating stronger players, with less duplication of investments and greater capacity to deliver integrated services. According to estimates by BTG Pactual, synergies of a consolidation process can generate an additional amount of approximately R$ 30 billion. In this sense, there is interest from the other two participants in the Brazilian market to promote or participate in the consolidation process.

By observing these two dynamics, it is concluded that there is a window of opportunity for a consolidation movement in Brazil.

III. Major changes in Oi also changed the financial perspective

In addition to the changes mentioned in the Brazilian market that affected the outlook since the approval of the agreements for the continuation of the next steps of the business combination, the financial perspective of Oi has changed over the last quarters, reaching a less favourable situation in recent months. Some events have affected significantly Oi’s planned cash flow, such as the Rio Forte event and the prospect that the sale of some critical assets might not be completed in the short term, and have led to the Company being unable to reduce its indebtedness level.

The Company ended the third quarter with a gross debt ratio of 3.76x EBITDA. Without the several negative impacts that have occurred since Oi’s capital increase, the level of debt could be lower in 0.6x-0.7x EBITDA.

In this scenario, Oi has put in place a more aggressive plan to reduce costs and expand the search for alternatives that could result in a sustainable long-term situation.

As a result, several scenarios were analysed to achieve an optimal debt situation in the long term, including new cost reduction initiatives and disposal of assets. Among the various possibilities, consolidation in the Brazilian market, whether through acquisition or combination with another operator, arose as the best alternative for Oi.

No alternatives in the Portuguese market, from an improvement of market conditions to an asset sale would have an impact comparable to the effects generated by the consolidation in the Brazilian market. BTG Pactual estimated that CAPEX synergies on the market can be in the order of R$ 0.7 billion a year and OPEX synergies can reach R$ 0.9 billion a year. Together these effects would have a net present value of R$ 30 billion. In a consolidation, Oi could benefit from this value, at least, in the same proportion as it would in an eventual acquisition.

IV. The sale of PT Portugal has become a necessary element to ensure the ability to access the capital markets in optimal conditions and allow for consolidation in the Brazilian market

The current level of indebtedness of Oi puts the Company one notch below investment grade level for the three international rating agencies, weakening the conditions of access to domestic and international capital markets. Under these conditions, in addition to a higher cost of funding, a potential full or partial acquisition in the Brazilian market would have little viability.

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The disposal of non-strategic assets remaining in the operations of Brazil and Portugal would be able to raise around R$ 5 billion to R$ 6 billion which would not be sufficient to meet the required resources for an acquisition, even partially, therefore limiting the Company’s strategically options to be involved in a consolidation process in Brazil. The sale of assets in Africa, in turn, would be able to raise a considerable amount of resources, but the existence of issues with shareholders make the execution of this transaction uncertain in the short / medium term.

The sale of PT Portugal, in the levels set forth thereinafter, involves an Enterprise Value of about R$ 22 billion, resources that after the usual adjustments for this type of transaction would be necessary to allow Oi to participate in the sector’s consolidation process in Brazil, making a thorough evaluation of all available alternatives in order to identify the most efficient structure for the generation of value for its shareholders and stakeholders, even though at this moment the success of the transaction cannot be, naturally, assured.

V. Even with a sale of PT Portugal, most of the gains expected from the combination would continue to exist

In the business combination Oi/PT, potential synergies were valued at R$ 5.5 billion. Even with the sale of PT Portugal, a very significant part of this amount, is maintained, generating value for Oi’s shareholders and consequently also for PT SGPS and its shareholders. These synergies are of three kinds: financial, process improvement and procurement.

In the financial synergies, tax gains generated through utilization of existing goodwill are kept in the holding companies of the group. With regard to process improvements, almost all projects have already been implemented at Oi in areas such as sales, logistics, operations and terminal equipment and therefore the gains are being realized and will be retained. As far as procurement is concerned, the gains from the use of best practices and new contracting models will remain.

Despite representing a small reduction in the value of synergies, the sale of PT Portugal would allow the shareholders of Oi and PT SGPS to capture a much larger gain on the subsequent consolidation. It is estimated to be possible to generate a value of about R$ 30 billion, from which Oi would benefit in its proportion of the acquired company.

About 50% of that gain comes from synergies in investments. The networks of mobile operators in Brazil are overlapped. The consolidation would reduce overlapping investments with transmission networks that each of the other operators already own. The other 50% comes from operational synergies, reducing duplication of expenses such as advertising and optimizing others through economies of scale, also obtained due to the elimination of overlapping networks.

VI. The next steps of the business combination will be executed and will continue generating shareholder value for both Oi and PT SGPS

The integration of the shareholders’ bases into a single class of shares with the migration to the “Novo Mercado” and the creation of a dispersed shareholder structure will be a relevant foundation for creation of value to the shareholders of Oi and PT SGPS, which will become shareholders of one single entity, CorpCo.

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Besides guaranteeing the full alignment of interests, with the migration to the “Novo Mercado” the Company will attain the highest governance standards. That will increase shareholder´s confidence in the management team while amplifying the visibility of the Company in the international capital markets, increasing investor’s appetite for its tradable securities.

VII. In the current scenario, Oi would not be able to focus on PT Portugal´s business

As a key initiate to improve cash flow and manage debt, Oi is undergoing an operational cost rationalization program while optimizing CAPEX. This program foresees the concentration of investment in the opportunities that are able to generate the highest growth and maximize returns.

The Brazilian market offers significant growth opportunities in fixed broadband, Pay TV and mobile data. The high level of competition demands management focus and comparable investment.

The sale of non-strategic assets has been also a key procedure to help Oi generate cash flow and control debt. In this sense, being part of the Oi group, such procedure would be extended to PT Portugal, which will therefore have part of its focus on the reduction of the existing assets base. However, while these transactions could prove successful from a financial point of view, they may also increase operational complexity and reduce the ability to generate value in the future.

In this sense, given the overall constraints being felt by Oi, the sale of PT Portugal to a group with presence in Portugal and a track record in markets with close similarities to Portugal would be beneficial for PT Portugal, providing additional capacity to approach any business opportunities that might be available in the future.

VIII. Oi has received solid indications of interest in the acquisition of PT Portugal and organized a competitive bidding process aimed at maximizing the potential returns for the shareholders of Oi and PT SGPS

In 26 August 2014, Oi hired BTG Pactual to analyse alternative business models for its participation in the consolidation of the Brazilian telecom market. This procedure has gained a heightened momentum after the public announcement of the acquisition of GVT by Telefónica in 19 September 2014. Afterwards, BTG Pactual was approached by potential candidates in the acquisition of PT Portugal, namely the Altice group. In coordination with Oi, BTG Pactual started procedures to consult the market regarding other potential candidates for the acquisition of PT Portugal, including both strategic and financial investors with significant expertise in the sector. Among those investors, Altice, Apax Partners, Bain Capital and Correios de Portugal, S.A. (“CTT”) confirmed their interest to participate in a competitive sale procedure and signed confidentiality agreements.

In 2 November 2014, Altice submitted an unsolicited fully financed offer for the acquisition of the entire share capital of PT Portugal. Given the magnitude of the transaction, the investors Apax Partners and Bain Capital opted to form a consortium and submitted a preliminary offer, subject to financing, as disclosed to the market by Oi in 12 November 2014. CTT, in turn, opted for not presenting any individual offer. Considering the existence of two comparable offers and having in mind the objective to maximize the transaction proceeds for Oi, final offers were solicited for the 28 November 2014. In order to assure maximum transparency of the decision making process, PT Portugal hired BESI to follow the submission of final offers and participate in the comparison of such offers and selection of the winning proposal.

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The competitive dynamics of the process led both candidates to improve the terms and conditions of their original offers. In 28 November 2014, Altice on one side and the consortium formed by Apax partners, Bain Capital and Semapa on the other side, submitted offers. In 30 November, a final negotiation with the two candidates took place with the objective of improving the terms of the respective proposals, which led to the signing of an exclusivity agreement with Altice to negotiate the detailed terms of the definitive transaction contracts.

Altice submitted a revised offer, increasing by € 675 million, the potential transaction proceeds for Oi. The Enterprise Value attributed to PT Portugal increased by € 375 million while the contingent earn-out was reduced from € 800 million to € 500 million.

The consortium Apax Partners, Bain Capital and Semapa presented a revised proposal increasing by € 110 million the enterprise value assigned to PT Portugal and the earn-out was kept at € 800 million.

A comparative summary of the proposals received is as follows:

Comparative Analysis of the Proposals

Amounts in EUR million	Altice	Apax/Bain/Semapa
Enterprise Value	7,400	7,185
(-) Earn out based on revenues	500	400
(-) Earn out based on EBITDA	0	400
(=) Enterprise Value without earn-out	6,900	6,385

Given the importance of PT Portugal as a reference company in Portugal, both candidates sought the association with domestic investors. Having a long-term investor character, Altice signed a memorandum of understanding with CTT aimed at the exploration of commercial synergies and the development of business opportunities, as announced by this entity to the market in 28 November 2014.

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In turn, Apax/Bain Capital group received in their consortium a Portuguese conglomerate, Semapa, responsible for a capital contribution announced between 5% and 10% of the acquisition value.

Finally, in order to assess the fairness of the proposals received, a comparison based on two market metrics was made, namely: (i) multiples of trading comparable companies; and (ii) multiples of preceding comparable transactions. The conclusion of this analysis is that the proposal of Altice is economically above all metrics, even if the earn-out is not considered.

Altice proposal is also economically superior to the proposal from Apax/Bain/Semapa consortium, both in the scenario including earn-out, as well as, in the scenario excluding earn-out.

We therefore consider that the terms of the proposals submitted correspond to the best conditions achieved with each candidate after successive improvements made on the original conditions of their proposals.

IX. General terms of the agreement with Altice

With the acceptance of Altice proposal, and as already disclosed to the market, an exclusivity agreement was signed between Oi and Altice valid for a period of ninety days from the date of 30 November 2014, in order to allow the conclusion of the entire acquisition process, including the signing of the relevant contractual arrangements.

Under the agreement reached between the parties, the buyer is Altice Portugal, S.A. and its obligations are joint and severally guaranteed by its parent company Altice, S.A., with headquarters in Luxembourg.

The object of the sale corresponds to the shares representing the entire share capital and voting rights of PT Portugal. Prior to the consummation of the sale and as a condition precedent to its closing, certain

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corporate reorganizations will be required to take place in order to delineate the operations to be transferred as well as to separate PT Portugal’s investments which will not be included in the sale, including the investments in Africatel GmbH & Co. KG and Timor Telecom S.A. and the investments held by PT Portugal in Rio Forte Investments S.A. (which are subject to the share exchange agreement with PT SGPS under which this investment will be exchanged for shares issued by Oi, which is still subject to approval by the Brazilian Securities and Exchange Commission), as well as all or part of PT Portugal’s indebtedness.

The share purchase agreement, besides the base price, sets forth an earn-out of € 500 million provided that certain revenues thresholds are fulfilled.

The share purchase agreement includes representations and warranties standard in this type of transactions and is subject to the approvals of the relevant regulatory entities, so its conclusion can only occur after this approval.

The share purchase agreement was approved by the Board of Directors of Oi, and contains an effectiveness condition (“condição suspensiva”), according to which the agreement will only produce full effects, under the terms of article 270 of the Civil Code, with its approval by the relevant bodies of PT SGPS. Therefore, only with this approval will the contract be in full force and effect. The inclusion of this effectiveness condition is to ensure full compliance with all the rights and obligations contained in the existing shareholders agreements between PT SGPS and the shareholders of Oi.

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Appendix

Multiples Analysis
Trading Comparables Multiples

Trading Comparables Multiples

	Price per Share(EUR)	52w High(EUR)	Market Cap(EURm)	Enterprise Value(EURm)	EV/EBITDA 2014E	2015E	2016E
Deutsche Telekom AG	13.70	13.70	62,137	115,599	6.6x	6.5x	6.3x
Telefonica SA	12.88	12.94	58,617	113,787	6.7x	6.5x	6.3x
Telecom Italia S.p.A.	0.91	1.01	17,616	49,920	5.6x	5.7x	5.7x
Orange SA	14.17	14.17	37,521	67,725	5.6x	5.7x	5.7x
Swisscom AG	488.28	489.12	25,294	32,236	8.8x	8.7x	8.6x
BT Group plc	5.15	5.50	41,963	51,434	6.6x	6.5x	6.3x
Vodafone Group PLC	2.94	3.06	77,907	97,422	6.5x	6.2x	6.0x
Belgacom SA	31.75	31.99	10,731	12,653	7.4x	7.6x	7.6x
Telekom Austria AG	5.49	6.99	3,645	7,280	5.8x	5.6x	5.5x
Royal KPN NV	2.67	2.81	11,402	23,125	8.7x	9.0x	9.0x
				Europe Median	6.6x	6.5x	6.3x
				Europe Average	6.8x	6.8x	6.7x

Source: Factset, as of November 28, 2014

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Multiples Analysis

Precedent Transaction Multiples

Precedent Transaction Multiples

Date of Announcement	Target	Country	Stake Acquired	Buyer	Country	Transaction Value (EURmm)	EV/EBITDA
24/04/2014	Telekom Austria AG	Austria	44.80%	America Móvil SAB de CV	Mexico	1,418	5.4x
05/11/2013	O2 Czech Republic	Czech Republic	65.90%	PPF Group NV	Netherlands	2,300	5.2x
02/10/2013	PT Portugal	Portugal	100.00%	Oi S.A.	Brazil	1,750	7.0x
09/08/2013	Koninklijke KPN NV	Netherlands	70.23%	America Móvil SAB de CV	Mexico	17,001	5.2x
19/07/2012	Bulgarian Telecom Company (Vivacom)	Bulgaria	93.99%	VTB Capital ZAO; Corporate Commercial Bank AD	Russia	729	5.6x
08/05/2012	TEO LT, AB	Lithuania	19.86%	TeliaSonera AB	Sweden	98	5.0x
24/08/2009	TEO LT, AB	Lithuania	37.06%	TeliaSonera AB	Sweden	151	4.0x
17/03/2008	Hellenic Telecom Organization SA	Greece	20.00%	Deutsche Telekom AG	Germany	2,549	6.7x
03/05/2007	Bulgarian Telecom Company (Vivacom)	Bulgaria	90.00%	AIG Capital Partners	USA	1,644	10.5x
23/05/2006	Eircom Group Plc	Ireland	72.90%	BCM Ireland Holding 1	Ireland	3,737	7.3x
30/11/2005	TDC A/S	Denmark	88.20%	Nordic Telephone Company ApS	Denmark	11,753	7.4x
Average - Last 5 years							5.6x
Median - Last 5 years							5.3x
Global Average							6.3x
Global Median							5.6x

Source: Merger Market, as of November 28, 2014

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.